UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GOLDEN EAGLE INTERNATIONAL, INC.
(Name of Issuer)

COMMON, PAR VALUE $.0001
(Title of Class of Securities)

380961 10 2
(CUSIP Number)

MARY A. ERICKSON
P.O. Box 4116
Parker, CO 80134-4116
(303) 805-2644
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MARCH 20, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    380961 10 2

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
                     MARY A. ERICKSON

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	|_|
(b)	|X|

3. SEC Use Only

4.     Source of Funds (See Instructions)      N/A

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization      USA

Number of Shares
Beneficially Owned
by Each Reporting Person
with

                            7.        Sole Voting Power 13,000,869

                            8.        Shared Voting Power 13,500,000

                            9.        Sole Dispositive Power 13,000,869

                           10. Shared Dispositive Power 13,500,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person      26,500,869

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      |_|

13.     Percent of Class Represented by Amount in Row (11)      5.187%

14.     Type of Reporting Person (See Instructions)      INDIVIDUAL

CUSIP No.    380961 10 2

1.     Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
                     GOLDEN EAGLE MINERAL HOLDINGS, INC.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	|_|
(b)	|X|

3. SEC Use Only

4.     Source of Funds (See Instructions)      N/A

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.     Citizenship or Place of Organization      USA

Number of Shares
Beneficially Owned
by Each Reporting Person
with

                            7.        Sole Voting Power 13,500,000

                            8.        Shared Voting Power 13,000,869

                            9.        Sole Dispositive Power 13,500,000

                           10. Shared Dispositive Power 13,000,869

11.     Aggregate Amount Beneficially Owned by Each Reporting Person      26,500,869

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)      |_|

13.     Percent of Class Represented by Amount in Row (11)      5.187%

14.     Type of Reporting Person (See Instructions)      CORPORATION

Item 1. Security and Issuer

        This Statement relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Golden Eagle International, Inc., a Colorado corporation. The principal executive offices of the Company are located at 12401 South 450 East, Building D-1, Salt Lake City, Utah 84020.

Item 2. Identity and Background

        This Schedule 13D is being filed by Golden Eagle Mineral Holdings, Inc. (“GEMH”), c/o Mary A. Erickson, P.O. Box 4116, Parker, CO 80134-4116, and includes the direct and indirect holdings of the following person:

         Mary Alice Erickson
         P.O. Box 4116
         Parker, CO 80134-4116

         Ms. Erickson is the sole owner of GEMH and can be deemed to own beneficially all securities owned by GEMH.

        The reporting persons have not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

        The citizenship of the reporting person is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        On March 20, 2002, the Board of Directors of Golden Eagle International, Inc. granted options to Mary A. Erickson, its former President, CEO and Chairman of the Board, to acquire 20,000,000 shares at the strike price of $0.075. This option was exercisable in kind, and during December 2002, Ms. Erickson exercised an option to acquire 10,869,566 shares by returning 2,869,566 shares to the Company at a value of $.284 per share. As a result, Ms. Erickson received a net of 8,000,000 shares.

        On March 20, 2003, Ms. Erickson exercised 9,130,434 shares by surrendering to Golden Eagle International, Inc., on a like-kind, share-for-share exchange, on a rolling basis as those shares were exercised, 40.3% of the shares so acquired based on a closing share price on Wednesday, March 19, 2003 of $0.186. Net shares acquired by Ms. Erickson after exchange was 5,450,869.

Item 4. Purpose of Transaction

        The Board of Directors of Golden Eagle International, Inc. granted Ms. Erickson the options described above in recognition of her forfeiting the salary due her by the company. Ms. Erickson exercised said options for investment purposes only.

        This amendment is being filed to complete all necessary reporting requirements necessary in anticipation of entering into an interim, and ultimately a final, property settlement with Ms. Erickson’s estranged husband, Ronald Knittle, from whom she has been separated since October, 2002.

Item 5. Interest in the Securities of the Issuer

        Ms. Erickson acquired 13,450,189 shares of common stock in 2002 and 2003 as a result of exercising the stock options described above. In addition, Ms. Erickson owns an additional 13,500,000 shares through Golden Eagle Mineral Holdings, Inc., of which she is the sole shareholder.

        Mr. Knittle disclaimed ownership to any shares owned by Ms. Erickson, individually or through Golden Eagle Mineral Holdings, Inc., in a previous amendment to this Schedule 13-D dated October 20, 1998 and filed February 23, 1999.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      None

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date       October 15, 2004

Signature     /s/ Mary A. Erickson

Name/Title      Mary A. Erickson